December 11, 2024

Mark Scucchi
Chief Financial Officer
RANGE RESOURCES CORP
100 Throckmorton Street Suite 1200
Fort Worth, Texas 76102

       Re: RANGE RESOURCES CORP
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           Form 8-K Filed October 23, 2024
           File No. 001-12209
Dear Mark Scucchi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Business and Properties
Proved Reserves
Proved Undeveloped Reserves, page 6

1. Please expand your explanation of the 2023 changes in proved undeveloped reserves due to revisions of previous estimates to disclose separate volumes for the unrelated changes due to "previously proved undeveloped properties added back to the five-year
       development plan    and "positive revisions for the impact of improved
well
       performance and longer lateral lengths.    Your disclosure of revisions
should include
       all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.
 December 11, 2024
Page 2
2. We note the Company has disclosed year-on-year revisions averaging a negative 12%
      of the opening balance over the past five years for reclassifying proved undeveloped reserves to unproved because previously planned wells are not expected to be drilled within their original five-year development horizon. Simultaneously, there have been year-on-year additions of new proved undeveloped reserves averaging a positive 15%
      due to extension and discoveries, as well as other positive revisions for previously disclosed proved undeveloped reserves added back to the five-year development plan during fiscal 2023 and 2022. Please tell us if your development plan for each of the last five years has been adopted by management and approved by the board. If so, refer to Rule 4-10(a)(22) and (31)(ii) of Regulation S-X and Question
131.04 in the
      Compliance and Disclosure Interpretations (   C&DIs   ) relating to Oil
and Gas Rules,
      and tell us your rationale for this continued trend.
3. You disclose that 90.2 Bcfe of proved undeveloped reserves, as of December 31,
      2023, have been reported for more than five years since their original disclosure as proved undeveloped reserves. We note similar disclosure in your prior annual reports on Form 10-K. Please expand your disclosure to explain the reasons for the delay and identify the specific circumstances that justify a time period longer than five years.
      Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.03 in the
      Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules, respectively.
Gross and Net Acreage, page 9

4. We note disclosure that you maintain a multi-year drilling inventory and that 36% of your total proved reserves, as of December 31, 2023, are undeveloped; however, you classify the significant majority (92.4%) of your acreage in Pennsylvania as developed acreage. Please note undrilled acreage or acreage held by production should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of
      Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to Item
1208(b) and (c)(4)
      of Regulation S-K.
Glossary of Certain Defined Terms, page 20

5.           Please revise your glossary to:
            o Expand the definition of an    exploratory well    to include the
additional
               clarification,    Generally, an exploratory well is any well
that is not a
               development well, an extension well, a service well, or a stratigraphic test
               well,    as presented in Rule 4-10(a)(13) of Regulation S-X.
            o Include the definition of an    extension well    as presented in
Rule 4-10(a)(14)
               of Regulation S-X.
 December 11, 2024
Page 3
Management's Discussion and Analysis of Financial Condition, Cash Flows,
Capital
Resources and Liquidity
Proved Reserves, page 50

6.     Please expand your explanation of the 2023 changes in proved reserves due
       to revisions of previous estimates to include the volume change associated with the
       statement    partially offset by negative pricing revisions.    This
comment also applies
       to the same explanation provided on page F-35 for 2023 and for the positive pricing revisions in 2022. Your disclosure of revisions should include all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5(a).
Notes to Consolidated Financial Statements
(15) Supplemental Information on Natural Gas and Oil Exploration, Development and
Production Activities (Unaudited)
Estimated Quantities of Proved Oil and Gas Reserves, page F-34

7. Please expand your disclosure of the net quantities of proved developed reserves and proved undeveloped reserves to include the beginning period of the reserve reconciliation, e.g. December 31, 2020. Refer to the disclosure requirements in FASB
       ASC 932-235-50-4.


Form 8-K Filed October 23, 2024
Exhibit 99.1, page 1

8.     We note that    GAAP revenues and other income for third quarter 2024
totaled $615
       million    and that    Non-GAAP revenues for third quarter 2024 totaled
$680 million."
       We also note that you reconciled Total revenues and other income, as reported of
       $615 million to Total revenues, as adjusted, non-GAAP of $680 million on page
       9. Please tell us how you determined that Derivative fair value income, ARO settlement loss, interest income and other income are revenue. See Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures
       dated December 13, 2022.
9. We note you present Cash margin as a non-GAAP measure which is reconciled to
       Income before income taxes, as reported, as the most directly comparable GAAP measure. Please clarify for us whether Cash margin is a performance measure or a liquidity measure and why you believe Income before income taxes, as reported, is the most directly comparable GAAP measure.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 11, 2024
Page 4

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 for questions regarding the engineering comments.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   David Goldberg